Exhibit 99.2

CARDIOL THERAPEUTICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Cardiol Therapeutics Inc. (the “Corporation” or “Cardiol”) constitutes management of the Corporation’s (“Management”) review of the factors that affected the Corporation’s financial and operating performance for the three and nine months ended September 30, 2022 (the “2022 Fiscal Period”). This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the financial statements for the years ended December 31, 2021 and 2020 and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 (“Financial Statements”), together with the respective notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The Financial Statements and the financial information contained in this MD&A are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee. In the opinion of Management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included.

This MD&A is dated November 9, 2022. All dollar amounts in this MD&A are reported in Canadian dollars, unless otherwise stated. Unless otherwise noted or the context indicates otherwise, the terms “we”, “us”, “our”, “Cardiol” or the “Corporation” refer to Cardiol Therapeutics Inc.

This MD&A is presented current to November 9, 2022 unless otherwise stated. The financial information presented in this MD&A is derived from the Financial Statements. This MD&A contains forward-looking statements that involve risks, uncertainties, and assumptions, including statements regarding anticipated developments in future financial periods and our plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See “Forward-Looking Statements” and “Risk Factors”.

Forward-Looking Information

This MD&A contains forward-looking information that relates to the Corporation’s current expectations and views of future events. In some cases, this forward-looking information can be identified by words or phrases such as “may”, “might”, “could”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict”, or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking information. Statements containing forward-looking information are not historical facts. The Corporation has based this forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy, and financial needs. The forward-looking information includes, among other things, statements relating to:

•	our anticipated cash needs, and the need for additional financing;

•	our development of our product candidates for use in basic research, clinical studies and commercialization;

•	our ability to develop new routes of administration of our product candidates, including parenteral, for use in basic research, clinical studies, and commercialization;

•	our ability to develop new formulations of our product candidates for commercialization;

•	the successful development and commercialization of our current product candidates and the addition of future products and product candidates;

•	the ability for our drug delivery technologies to deliver our products candidates to inflamed and/or fibrotic tissue;

•	our intention to build a pharmaceutical brand and our products focused on addressing inflammation and fibrosis in heart disease, including acute myocarditis, recurrent pericarditis, and heart failure;

•	the expected medical benefits, viability, safety, efficacy, effectiveness and dosing of our product candidates;

•	patents and intellectual property, including, but not limited to, our (a) ability to procure, defend, and/or enforce our intellectual property relating to our drugs, drug formulations, routes of administration, drug candidates, and associated uses, methods, and/or processes, and (b) freedom to operate;

•	our competitive position and the regulatory environment in which we operate;

•	the molecular targets and mechanism of action of our product candidates;

•	our financial position; our business strategy; our growth strategies; our operations; our financial results; our dividend policy; our plans and objectives; and

•	expectations of future results, performance, achievements, prospects, opportunities, or the market in which we operate.

In addition, any statements that refer to expectations, intentions, projections, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Corporation in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors we believe are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, prospective investors should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors”, which include:

•	the inherent uncertainty of product development including basic research and clinical trials;
•	our requirement for additional financing;
•	our negative cash flow from operations;
•	our history of losses;
•	dependence on the success of our early-stage product candidates which may not generate revenue;
•	reliance on Management, loss of members of Management or other key personnel, or an inability to attract new Management team members;
•	our ability to successfully design, initiate, execute, and complete clinical trials, including the high cost, uncertainty, and delay of clinical trials, and additional costs associated with any failed clinical trials;
•	the uncertainty our investigational products will have a therapeutic benefit in the clinical indications we are pursuing;
•	potential equivocal or negative results from clinical trials and their adverse impacts on our future commercialization efforts;
•	our ability to receive and maintain regulatory exclusivities, including Orphan Drug Designations/Approvals, for our drugs and drug candidates;
•	delays in achievement of projected development goals;
•	management of additional regulatory burdens;
•	volatility in the market price for our securities;
•	failure to protect and maintain and the consequential loss of intellectual property rights;
•	third-party claims relating to misappropriation by the Corporation of their intellectual property;
•	reliance on third parties to conduct and monitor our pre-clinical studies and clinical trials;
•	our product candidates being subject to controlled substance laws which may vary from jurisdiction to jurisdiction;
•	changes in laws, regulations, and guidelines relating to our business, including tax and accounting requirements;
•	our reliance on early-stage research regarding the medical benefits, viability, safety, efficacy, and dosing of our products;
•	claims for personal injury or death arising from the use of products and product candidates produced by us;
•	uncertainty relating to market acceptance of our product candidates;
•	our lack of experience in commercializing any products, including selling, marketing, or distributing our products;
•	the level of pricing and reimbursement for our products and product candidates, if approved;
•	our dependence on Dalton Chemical Laboratories, Inc. operating as Dalton Pharma Services (“Dalton”) and other contract manufacturers;
•	unsuccessful collaborations with third parties;
•	business disruptions affecting third-party suppliers and manufacturers;
•	lack of control in future production and selling prices of our product candidates;
•	competition in our industry;
•	our inability to develop new technologies and products and the obsolescence of existing technologies and products;
•	unfavorable publicity or consumer perception towards our products;
•	product liability claims and product recalls;

•	expansion of our business to other jurisdictions;
•	fraudulent activities of employees, contractors, and consultants;
•	our reliance on key inputs and their related costs;
•	difficulty associated with forecasting demand for our products;
•	operating risk and insurance coverage;
•	our inability to manage growth;
•	conflicts of interest among the officers and directors (“Director”) of the Corporation;
•	managing damage to our reputation and third-party reputational risks;
•	relationships with customers and third-party payors and consequential exposure to applicable anti-kickback, fraud, and abuse, and other healthcare laws;
•	exposure to information systems security threats;
•	no dividends for the foreseeable future;
•	future sales of common shares and warrants by existing shareholders causing the market price for the common shares and warrants to fluctuate;
•	the issuance of common shares in the future causing dilution; and
•	the impact of the coronavirus (“COVID-19”) pandemic on operations, including the conduct and completion of clinical trials.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those anticipated in the forward-looking information.

Information contained in forward-looking information in this MD&A is provided as of November 9, 2022, and we disclaim any obligation to update any forward-looking information, whether as a result of new information or future events or results, except to the extent required by applicable securities laws. Accordingly, potential investors should not place undue reliance on forward-looking information.

Overview

On December 20, 2018, the Corporation completed its initial public offering (the “IPO”) on the Toronto Stock Exchange (the “TSX”). As a result, the common shares commenced trading on the TSX under the symbol “CRDL”. On May 12, 2021, warrants arising from a “bought deal” short form prospectus offering that closed on the same date, commenced trading on the TSX. These warrants trade under the symbol “CRDL.WT.A”. On August 10, 2021, the Corporation’s common shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CRDL”.

The Corporation is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart diseases. The Corporation’s lead product candidate, CardiolRx™, is a pharmaceutically manufactured oral cannabidiol formulation that is being clinically developed for use in heart diseases. It is recognized that cannabidiol inhibits activation of the inflammasome pathway, an intracellular process known to play an important role in the inflammation and fibrosis associated with myocarditis, pericarditis, and heart failure.

The Corporation has received Investigational New Drug Application (“IND”) authorization from the United States (“U.S.”) Food and Drug Administration (“FDA”) to conduct a Phase II multi-national, randomized, double-blind, placebo-controlled trial designed to evaluate the efficacy and safety of CardiolRx in acute myocarditis (the “ARCHER” trial). Myocarditis is an acute inflammatory condition of the heart muscle (myocardium) characterized by chest pain, impaired cardiac function, atrial and ventricular arrhythmias, and conduction disturbances. Although the symptoms are often mild, myocarditis remains an important cause of acute and fulminant heart failure and is a leading cause of sudden cardiac death in people under 35 years of age. Although viral infection is the most common cause of myocarditis, the condition can also result from administration of therapies used to treat several common cancers, including chemo-therapeutic agents and immune checkpoint inhibitors. There are no FDA-approved therapies for acute myocarditis which affects an estimated 54,000 people in the U.S. per year. Patients hospitalized with acute myocarditis experience an average 7-day length of stay and a 6% risk of in-hospital mortality, with average hospital charge per stay estimated at $110,000 in the United States. Severe cases frequently require ventricular assist devices or extracorporeal oxygenation and may necessitate heart transplantation.

The Corporation has also received IND authorization from the FDA to conduct a Phase II open-label pilot study designed to evaluate the tolerance and safety of CardiolRx in patients with recurrent pericarditis. The study will also assess the improvement in objective measures of disease, and during an extension period, assess the feasibility of weaning concomitant background therapy including corticosteroids, while taking CardiolRx. Recurrent pericarditis refers to inflammation of the pericardium (the membrane or sac that surrounds the heart) that follows an initial episode (frequently resulting from a viral infection). Patients may have multiple recurrences. Symptoms include debilitating chest pain, shortness of breath, and fatigue, resulting in physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The only FDA-approved therapy for recurrent pericarditis, launched in 2021, is extraordinarily costly and is primarily used as a third-line intervention. The number of cases of patients seeking and receiving treatment for recurrent pericarditis annually in the U.S. is estimated at 38,000. Hospitalization due to recurrent pericarditis is often associated with a 6-8-day length of stay and cost per stay is estimated to range between $20,000 and $30,000 in the U.S.

The Corporation is planning to pursue the development of CardiolRx as an Orphan Drug for the treatment of acute myocarditis and recurrent pericarditis. The U.S. Orphan Drug Designation program was created to provide the sponsor of a drug significant incentives, including seven-year marketing exclusivity and exemptions from certain FDA fees, to develop treatments for diseases that affect fewer than 200,000 people in the U.S. Products with Orphan Drug Designation also frequently qualify for accelerated regulatory review. The program was successfully utilized to support the first FDA approval of cannabidiol for the treatment of seizures associated with rare pediatric epilepsy syndromes. The European Union has a similar program for rare diseases.

In addition, the Corporation is developing a novel subcutaneously administered drug formulation of cannabidiol intended for use in heart failure – a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding $30 billion annually.

Operations Highlights

During the 2022 Fiscal Period

(i)  During the 2022 Fiscal Period, the Corporation granted 602,500 stock options to certain consultants, Directors and employees of the Corporation. Each option allows the holder to acquire one common share of the Corporation at exercise prices between $1.46 and $2.18 with expiry dates between January 11, 2027, and September 12, 2027. These options vest one-third on each anniversary date. During the 2022 Fiscal Period, the Corporation cancelled 2,512,490 stock options held by certain employees, consultants, officers and Directors of the Corporation and issued 2,600,000 restricted share units (“RSUs”) of the Corporation to replace the cancelled stock options.

(ii)   In January 2022, the Corporation announced the appointment of its Scientific Advisory Board (See “Clinical Programs - Scientific Advisory Board”).

(iii)   In March 2022, the Corporation announced the appointment of Jennifer M. Chao to its Board of Directors. Ms. Chao has also been appointed Chair of the Corporate Governance and Compensation Committee. Iain Chalmers stepped down from the Board of Directors to accommodate Ms. Chao’s appointment.

Ms. Chao has over 25 years of experience in the biotech and life sciences industries focused primarily on finance and corporate strategy. She is Managing Partner of CoreStrategies Management, LLC, a company she founded in 2008 to provide transformational corporate and financial strategies to biotech/life science companies for maximizing core valuation. She currently serves on the Board of Directors of Endo International (“Endo”) and is a member of the Audit Committee and Compliance Committee. Prior to joining Endo, Ms. Chao served as Chairman of the Board of BioSpecifics Technologies Corp. (“BioSpecifics”) from October 2019 until its acquisition by Endo for approximately USD $660 million in December 2020. She also served as Chair of BioSpecifics’ Compensation Committee and as a member of the Audit Committee, Strategy Committee, Intellectual Property Committee, and Nominating and Corporate Governance Committee from 2015 to 2020.

Additionally, from 2004 to 2008, Ms. Chao was Managing Director and Senior Lead Biotechnology Securities Analyst at Deutsche Bank, responsible for U.S. large- and small- to mid-cap biotechnology companies with global client coverage; and was known for differentiated fundamentals securities analysis and high visibility coverage of game changing technologies, paradigm shifting treatment algorithms, industry trends and portfolio risk/reward management. Prior to that, Ms. Chao served as Managing Director and Senior Lead Biotechnology Analyst at RBC Capital Markets and VP, Senior Biotechnology Analyst at Leerink Swann & Co. Ms. Chao was a research fellow at Massachusetts General Hospital/Harvard Medical School, as a recipient of the BioMedical Research Career Award, and received her B.A. in Politics and Greek Classics from New York University.

(iv) In March 2022, the Corporation incorporated a wholly owned subsidiary, Cardiol Therapeutics USA Inc. (“Cardiol USA”), under the laws of Delaware.

(v)  In May 2022, Corporation announced the appointment of Teri Loxam and Chris Waddick to its Board of Directors. Ms. Loxam has also been appointed Chair of the Audit Committee. Dr. Guillermo Torre-Amione stepped down from the Audit Committee to accommodate Ms. Loxam’s appointment.

Teri Loxam has over 25 years of experience in the pharmaceutical, life sciences, and entertainment industries with diverse roles spanning strategy, investor relations, finance, and communications. Ms. Loxam joined Kira Pharmaceuticals (“Kira”) in November 2021 as Chief Operating Officer and Chief Financial Officer. In this role, she oversees finance, operations, and strategic functions for the company. Prior to joining Kira, Ms. Loxam served as Chief Financial Officer at SQZ Biotech (“SQZ”) where she led the company’s financial operations, investor relations and communications/public relations functions. While at SQZ, she was instrumental in helping the company raise over $200M in private and public funding, including taking the company public through an IPO on the NYSE in October 2020. Before joining SQZ, Ms. Loxam served as Sr. Vice President of Investor Relations and Global Communications at Merck. In this role, she led its investor relations and investment community interactions as well as its internal and external communications efforts globally. Prior to Merck, Ms. Loxam was Vice President, Investor Relations for IMAX Corporation, where she reshaped the entertainment company’s investor strategy, helping to convert its investor base and helping the company go public in China with an IPO on the Hong Kong Exchange. Ms. Loxam also spent over a decade at Bristol-Myers Squibb in a variety of roles of increasing responsibility across Strategy, Treasury, and Investor Relations. She started her career as a marine biologist and worked at Sea World of San Diego before making a transition into business. Ms. Loxam is a member of the board of directors of Vaxcyte. She holds an MBA from the University of California, Irvine, and a Bachelor of Science degree in Biology from the University of Victoria, B.C., Canada.

Chris Waddick has over thirty years of experience in financial and executive roles in the biotechnology and energy industries, with substantial knowledge of public company management and corporate governance, and in designing, building, and managing financial processes, procedures, and infrastructure. Mr. Waddick has served as Chief Financial Officer and Corporate Secretary of Cardiol since August 16, 2018. He serves as Executive Vice President and Chief Financial Officer for a private Ontario energy company. Previously, Mr. Waddick spent more than twelve years at Vasogen Inc., a biotechnology company focused on the research and commercial development of novel therapeutics for the treatment of heart failure and other inflammatory conditions. While serving as Chief Financial Officer and Chief Operating Officer, the company grew from start up to an organization employing over 250 employees that established the necessary systems and infrastructure to advance an anti-inflammatory therapy through to the completion of an international multi-center pivotal trial involving 2,500 patients. Vasogen went public on the TSX and the NASDAQ, raising over $200 million to support corporate development and reached a market capitalization of over USD$1 billion. Prior to Vasogen, he held progressively senior financial positions at Magna International Inc. and Union Gas Limited. Mr. Waddick is a CPA and earned a business degree from Wilfrid Laurier University and a Master of Business Administration from York University.

(vi)   In June 2022, the Corporation announced it has entered into an equity distribution agreement with Canaccord Genuity LLC and Cantor Fitzgerald & Co. (the “Sales Agents”) acting as co-agents in connection with the 2022 at-the-market offering program (the “2022 ATM Program”). Under the terms of the 2022 ATM Program, the Corporation may, from time to time, sell common shares having an aggregate value of USD$50,000,000 through the Sales Agents on the Nasdaq Capital Market. As at November 9, 2022, the Corporation has not issued any shares under the 2022 ATM Program.

The timing and extent of the use of the 2022 ATM Program will be at the discretion of the Corporation and the Corporation has no obligation to sell any shares pursuant to the 2022 ATM Program. Accordingly, total gross proceeds from offerings under the 2022 ATM Program could be less than USD$50 million. The 2022 ATM Program will be effective until the earlier of the issuance and sale of all of the Offered Shares issuable pursuant to the 2022 ATM Program and March 8, 2024, unless terminated prior to such date by Cardiol or the Sales Agents.

(vii) In August 2022, the Corporation announced that the first patient had been enrolled in ARCHER, the Corporation’s Phase II, multi-center, international, double-blind, randomized, placebo-controlled trial designed to study the safety and tolerability of CardiolRx, as well as its impact on myocardial recovery, in patients presenting with acute myocarditis.

Subsequent to September 30, 2022

(i)   In October 2022, the Corporation announced that study results demonstrate the active pharmaceutical ingredient (“API”) in CardiolRx inhibits and also promotes the reversal of mechanisms known to play a role in the occurrence and development of cardiac fibrosis. The data were presented by its research collaborators from Houston Methodist DeBakey Heart & Vascular Center at The Annual Scientific Meeting of the Heart Failure Society of America (“HFSA2022”).

The poster entitled “Cannabidiol Inhibits Endothelial-to-Mesenchymal Transition and also Promotes the Reverse Process in vitro” was presented within the “Basic and Translational Science” category of the HFSA2022 Scientific Programme. The authors concluded that the API in CardiolRx protects cardiac function and exhibits an antifibrotic effect, possibly mediated by endothelial-to-mesenchymal transition (“EndoMT”).

(ii) In November 2022, the Corporation announced study results demonstrating that pharmaceutically manufactured cannabidiol (the active pharmaceutical ingredient in CardiolRx) significantly reduces pericardial effusion and thickening in a pre-clinical model of acute pericarditis and significantly suppresses the secretion of key inflammatory markers interleukin-1ß (“IL-1ß”) and interleukin-6 (“IL-6”) in vitro. The data were presented by the Corporation’s research collaborators from Virginia Commonwealth University (“VCU”) at The American Heart Association Scientific Sessions 2022 (“AHA2022”).

The poster entitled “Protective Effects of Pharmaceutically Manufactured Cannabidiol in a Mouse Model of Acute Pericarditis” was presented on November 5th within the “Late-Breaking Basic Science Posters” session of AHA2022. The authors concluded that the pharmaceutically manufactured cannabidiol administered in the study may represent a novel therapy for treating pericarditis and preventing its complications and recurrence. Data presented also demonstrated a dose-response effect on IL-1ß in vitro. In addition, cannabidiol was shown in vitro to significantly inhibit the transcription of IL-1ß and NLRP3, as measured by mRNA expression. NLRP3 is a sensor protein that comprises a part of the NLRP3 inflammasome, a large multiprotein complex that regulates inflammatory responses of the innate immune system. The Corporation has filed comprehensive patent applications with the U.S. patent office in connection with these new findings.

Clinical Programs

Phase II Open Label Pilot Study – Recurrent Pericarditis

Pericarditis refers to inflammation of the pericardium (the membrane or sac that surrounds the heart) that follows an initial episode (frequently resulting from a viral infection). Patients may have multiple recurrences. Symptoms include debilitating chest pain, shortness of breath, and fatigue, resulting in physical limitations, reduced quality of life, emergency department visits, and hospitalizations. Causes of pericarditis can include infection (e.g., tuberculosis), systemic disorders such as autoimmune and inflammatory diseases, cancer, and post-cardiac injury syndromes. Based on time of presentation, acute pericarditis is a symptomatic event lasting less than four to six weeks, the diagnosis of which is based on meeting two of four criteria: chest pain; pericardial rub; electrocardiogram changes; and new or worsening pericardial swelling. Elevation of inflammatory markers such as CRP, and evidence of pericardial inflammation by an imaging technique (computed tomography scan or cardiac magnetic resonance) may help the diagnosis and the monitoring of disease activity. Although generally self-limited and not life threatening, acute pericarditis is diagnosed in 0.2% of all cardiovascular in-hospital admissions and is responsible for 5% of emergency room admissions for chest pain in North America and Western Europe.

Recurrent pericarditis is the reappearance of symptoms after a symptom-free period of at least 4 – 6 weeks following an episode of acute pericarditis. These recurrences appear in 15% to 30% of acute cases and usually within 18 months. Furthermore, up to 50% of patients with a recurrent episode of pericarditis experience more recurrences. Standard first-line medical therapy consists of non-steroidal anti-inflammatory drugs or aspirin with or without colchicine. Corticosteroids such as prednisone are second-line therapy in patients with continued recurrence and inadequate response to conventional therapy. The only FDA-approved therapy for recurrent pericarditis, launched in 2021, is a costly and potent subcutaneously injected interleukin-1 inhibitor with immunosuppressive effects. It is generally used as a third-line intervention in patients with a third or fourth recurrence.

The number of cases of patients seeking and receiving treatment for recurrent pericarditis annually in the U.S. is estimated at 38,000. Hospitalization due to recurrent pericarditis is often associated with a 6-8-day length of stay and cost per stay is estimated to range between $20,000 and $30,000 in the U.S.

In May 2022, the Corporation announced the FDA has authorized the Corporation’s IND to commence a Phase II open-label pilot study designed to evaluate the tolerance and safety of CardiolRx in patients with recurrent pericarditis. The study will also assess the improvement in objective measures of disease, and during an extension period, assess the feasibility of weaning concomitant background therapy including corticosteroids, while taking CardiolRx. Recurrent pericarditis is a rare disease in the United States, thereby making CardiolRx eligible for orphan drug status under the FDA’s Orphan Drug Designation program.

Cardiol’s study is expected to enroll 25 patients at major clinical centers specializing in pericarditis in the United States. The study protocol has been designed in collaboration with thought leaders in pericardial disease. The trial’s primary efficacy endpoint is the change, from baseline to 8 weeks, in patient-reported pericarditis pain using an 11-point numeric rating scale (“NRS”). The NRS is a validated clinical tool used across multiple conditions with acute and chronic pain, including previous studies of recurrent pericarditis. Secondary endpoints include the pain score after 26 weeks of treatment, and changes in C-reactive protein (“CRP”).

The Phase II open-label recurrent pericarditis study was designed with the support of an independent Advisory Committee and key trial investigators, consisting of international thought leaders in cardiovascular disease, including:

•	Study Chair: Allan Klein, MD, CM – Director, Center for the Diagnosis and Treatment of Pericardial Diseases, and Professor of Medicine, Heart, Vascular and Thoracic Institute, Cleveland Clinic;

•	Antonio Abbate, MD – Ruth C. Heede Professor of Cardiology, School of Medicine, and Department of Medicine, Division of Cardiovascular Medicine - Heart and Vascular Center, University of Virginia;

•	Allen Luis, MBBS, PhD – Co-Director of the Pericardial Diseases Clinic, Associate Professor of Medicine, Department of Cardiovascular Medicine, at Mayo Clinic Rochester Minnesota;

•	Paul Cremer, MD – Department of Cardiovascular Imaging, Center for the Diagnosis and Treatment of Pericardial Diseases, Heart, Vascular and Thoracic Institute, Cleveland Clinic;

•	Stephen Nicholls – Director of Cardiology, Monash Health, Director, Monash Victorian Heart Institute, and Professor of Cardiology, Monash University, Melbourne; and

•	Stefano Toldo, PhD – Associate Professor School of Medicine, Internal Medicine, Department of Cardiology at Virginia Commonwealth University.

It is estimated that patient recruitment will be completed in approximately one year following the initiation of all clinical research centers. Cardiol has budgeted additional costs to complete this study to be approximately $4 million. If Cardiol determines that the Phase II study meets its objectives, it currently expects to undertake the next steps of its clinical development program, which would consist of a larger clinical study, the details of which will be determined in conjunction with regulatory agencies. The total cost and timeline to complete this clinical development program cannot be determined at this stage as this will depend on a variety of factors. The Corporation expects to involve a commercial partner from the pharmaceutical industry, to fund the late-stage clinical development and commercialization of CardiolRx for the treatment of recurrent pericarditis.

Phase II study – Acute myocarditis (ARCHER)

Myocarditis is an acute inflammatory condition of the heart muscle (myocardium) characterized by chest pain, impaired cardiac function, atrial and ventricular arrhythmias, and conduction disturbances. Although the symptoms are often mild, myocarditis remains an important cause of acute and fulminant heart failure and is a leading cause of sudden cardiac death in people under 35 years of age. Although viral infection is the most common cause of myocarditis, the condition can also result from administration of therapies used to treat several common cancers, including chemo- therapeutic agents and immune checkpoint inhibitors.

In a proportion of patients, the inflammation in the heart persists and causes decreased heart function with symptoms and signs of heart failure, and as such treatment is based on standard-of-care recommendations for heart failure. This includes diuretics, ACE inhibitors, angiotensin receptors blockers, beta blockers, and aldosterone inhibitors. For those with a fulminant presentation, intensive care is often required, with the use of inotropic medications (to increase the force of the heart muscle contraction). Severe cases frequently require ventricular assist devices or extracorporeal oxygenation and may necessitate heart transplantation. There are no FDA-approved therapies for acute myocarditis. Patients hospitalized with acute myocarditis experience an average 7-day length of stay and a 6% risk of in-hospital mortality, with average hospital charge per stay estimated at $110,000 in the U.S.

Data from multiple sources, including the ‘Global Burden of Disease Study’, reports that the number of cases per year of myocarditis ranges from approximately 10 to 22/100,000 persons (estimated U.S. patient population of 33,000 to 73,000), qualifying the condition as a rare disease in the U.S. and in Europe. Cardiol believes that there is a significant opportunity to develop a therapy for acute myocarditis that may be eligible for designation as an orphan drug under the FDA’s Orphan Drug Designation and the European Medicines Agency programs.

In August 2021, Cardiol received IND authorization from the FDA to conduct a Phase II clinical trial of CardiolRx in acute myocarditis - the ARCHER trial. ARCHER has also received regulatory clearance in multiple other jurisdictions, and is expected to enroll 100 patients at major cardiac centers in North America, Europe, Latin America, and Israel. The trial has been designed in collaboration with an independent steering committee comprising distinguished thought leaders in heart failure and myocarditis from international centers of excellence. The primary endpoints of the trial, which will be evaluated after 12 weeks of double-blind therapy, consist of the following cardiac magnetic resonance imaging measures: left ventricular function (ejection fraction and longitudinal strain) and myocardial edema/fibrosis (extra-cellular volume), each of which has been shown to predict long-term prognosis of patients with acute myocarditis.

Members of the Steering Committee include:

•	Chair: Dennis M. McNamara, MD – Professor of Medicine at the University of Pittsburgh. He is also the Director of the Heart Failure/Transplantation Program at the University of Pittsburgh Medical Center;

•	Co-Chair: Leslie T. Cooper, Jr., MD – General cardiologist and the Chair of the Mayo Clinic Enterprise Department of Cardiovascular Medicine, as well as chair of the Department of Cardiovascular Medicine at the Mayo Clinic in Florida;

•	Arvind Bhimaraj, MD – Specialist in Heart Failure and Transplantation Cardiology and Assistant Professor of Cardiology, Institute for Academic Medicine at Houston Methodist and at Weill Cornell Medical College, NYC;

•	Wai Hong Wilson Tang, MD – Advanced Heart Failure and Transplant Cardiology specialist at the Cleveland Clinic in Cleveland, Ohio. Dr. Tang is also the Director of the Cleveland Clinic’s Center for Clinical Genomics; Research Director, and staff cardiologist in the Section of Heart Failure and Cardiac Transplantation Medicine in the Sydell and Arnold Miller Family Heart & Vascular Institute at the Cleveland Clinic;

•	Peter Liu, MD – Chief Scientific Officer and Vice President, Research, of the University of Ottawa Heart Failure Institute, and Professor of Medicine and Physiology at the University of Toronto and University of Ottawa;

•	Carsten Tschöpe, MD – Professor of Medicine and Cardiology and Vice Director of the Department of Internal Medicine and Cardiology, University Medicine Berlin. For his outstanding work, Dr. Tschöpe was awarded the prestigious Arthur Weber Prize by the German Cardiac Society - Cardiovascular Research;

•	Matthias Friedrich, MD – Full Professor with the Departments of Medicine and Diagnostic Radiology at McGill University in Montreal, and Chief, Cardiovascular Imaging at the McGill University Health Centre. Dr. Friedrich founded one of the first large Cardiovascular Magnetic Resonance centres in Germany at the Charité University Hospital in Berlin;

•	Yaron Arbel, MD – Senior interventional cardiologist and is the Director of the CardioVascular Research Center (CVRC) at the Tel Aviv Medical Center. Professor Arbel has published over 180 articles in leading international medical journals, including European Heart Journal, JACC, and Circulation; and

•	Edimar Bocchi, MD – Serves as the Head of Heart Failure Clinics and Heart Failure Team at Heart Institute (Incor) of Hospital das Clinicas of São Paulo University Medical School, Associate Professor of São University Medical School, São Paulo, Brazil;

The first patient was enrolled in the study in August 2022, and it is expected that patient recruitment will take 12 to 18 months to complete following the initiation of all clinical research centers. Cardiol has budgeted additional costs to complete this study to be approximately $9 million. If Cardiol determines that the Phase II study meets its objectives, it currently expects to undertake the next steps of its clinical development program, which would consist of a larger clinical study, the details of which will be determined in consultation with regulatory agencies. The total cost and timeline to complete this clinical development program cannot be determined at this stage as this will depend on a variety of factors. The Corporation expects to involve a commercial partner from the pharmaceutical industry, to fund the late-stage clinical development and commercialization of CardiolRx for the treatment of acute myocarditis.

Phase II/III study – COVID-19 (LANCER)

In October 2022, the Corporation announced that it will discontinue the LANCER trial due to lack of eligible patients to support recruitment and will prioritize its Phase II clinical programs focused on developing CardiolRx™ for two underserved diseases affecting the heart – acute myocarditis and recurrent pericarditis.

The LANCER trial, which was designed to investigate the cardioprotective properties of CardiolRx™ in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, cardiovascular disease, was discontinued due to the continuous decline in the number of eligible patients, and a lower than anticipated event rate in the study.

Over the course of the study, multiple factors contributed to the decline in the number of patients that met the inclusion criteria of the trial, including: (i) a significant increase in vaccine-induced or natural immunity in the general population; (ii) the predominant circulating variants causing milder disease than their predecessors; and (iii) an increase in the regulatory approval and usage of therapeutics for the successful treatment of mild-to-moderate disease in patients who previously would have progressed to require hospitalization.

Scientific Advisory Board

The Corporation has established a Scientific Advisory Board comprised of distinguished thought leaders in cardiovascular medicine. These individuals will lend their expertise in cardiovascular research and provide invaluable guidance to the Corporation’s research and clinical programs. The Scientific Advisory Board members include:

Paul M. Ridker, MD, MPH

Dr. Ridker is director of the Center for Cardiovascular Disease Prevention, a translational research unit at Brigham and Women’s Hospital (BWH), Boston. A cardiovascular medicine specialist, he is also the Eugene Braunwald Professor of Medicine at Harvard School of Medicine (HMS). Dr. Ridker received his medical degree from HMS and then completed an internal medicine residency and a cardiology fellowship at BWH. Dr. Ridker is board certified in internal medicine. His clinical interests include coronary artery disease and the underlying causes and prevention of atherosclerotic disease. Dr. Ridker is the author of over 900 peer-reviewed publications and reviews, 64 book chapters, and six textbooks related to cardiovascular medicine. His primary research focus has involved inflammatory mediators of heart disease and the molecular and genetic epidemiology of hemostasis and thrombosis, with particular interests in biomarkers for coronary disease, “predictive” medicine, and the underlying causes and prevention of atherosclerotic disease. Notably, Dr. Ridker has been the Principal Investigator or Study Chairman of several large international trials that have demonstrated the role of inflammation in the genesis and management of coronary artery disease. He was included in TIME magazine’s list of 100 most influential people of 2004, and between the years 2000 and 2010, Dr. Ridker was among the ten most often cited researchers in cardiovascular medicine worldwide. Amongst many other honors, he received the American Heart Association Distinguished Scientist Award in 2013, gave the Braunwald Lecture of the American College of Cardiology in 2019, was awarded the Gotto Prize for Atherosclerosis Research from the International Atherosclerosis Society in 2021, and is an elected Member of the National Academy of Medicine (USA).

Bruce McManus, PhD, MD

Dr. McManus is Professor Emeritus, Department of Pathology and Laboratory Medicine, the University of British Columbia. He has served as CEO, Centre of Excellence for Prevention of Organ Failure (PROOF Centre), Director, UBC Centre for Heart Lung Innovation, and Scientific Director, Institute of Circulatory and Respiratory Health, CIHR. Dr. McManus received BA and MD degrees (University of Saskatchewan), an MSc (Pennsylvania State University), and a PhD (University of Toledo). He pursued post-doctoral fellowships at the University of California, Santa Barbara (Environmental Physiology) and at the National Heart, Lung, and Blood Institute, Bethesda, MD (Cardiovascular & Pulmonary Pathology), and residency training at the Peter Bent Brigham Hospital, Harvard University (Internal Medicine and Pathology). Dr. McManus’ investigative passion relates to mechanisms, consequences, detection and prevention of injury and aberrant repair in inflammatory diseases of the heart and blood vessels. He has had a longstanding interest in the diagnosis and management of acute viral myocarditis. His life’s scholarship is reflected in more than 400 original peer-reviewed publications, over 60 chapters, and several books. He is an extraordinary mentor. Dr. McManus has been widely appreciated for his research, mentoring, and leadership contributions to the health sciences. Amongst many awards and honors, Dr. McManus received the prestigious Max Planck Research Award in 1991, was elected a Fellow of the Royal Society of Canada in 2002, was appointed a Member of the Order of Canada in 2018, and to the Order of British Columbia the following year.

Joseph A. Hill, MD, PhD

Dr. Hill is Professor of Internal Medicine and Molecular Biology, Chief of Cardiology at UT Southwestern Medical Center, Dallas, TX, and Director of the Harry S. Moss Heart Center. Dr. Hill holds both the James T. Willerson, MD, Distinguished Chair in Cardiovascular Diseases, and the Frank M. Ryburn Jr. Chair in Heart Research. He graduated from Duke University with MD and PhD degrees in 1987. His PhD dissertation research was in the field of cardiac ion channel biophysics. Dr. Hill then worked for five years as a postdoctoral fellow at the Institut Pasteur in Paris studying central and peripheral nicotinic receptors. He next completed an internal medicine internship and residency, as well as a clinical cardiology fellowship, at the Brigham and Women’s Hospital, Harvard Medical School. He served on faculty at the University of Iowa for five years before moving in 2002 to the UT Southwestern. Dr. Hill’s research examines molecular mechanisms of structural, functional, metabolic, and electrophysiological remodeling in cardiac hypertrophy and heart failure. He has served on many NIH panels and committees and delivered numerous invited lectures in the U.S. and around the world. Dr. Hill has received many recognitions and awards, including election to the Association of American Professors and the 2018 Research Achievement Award from the International Society for Heart Research. For the past six years, Dr. Hill has been the Editor-in-Chief of the prestigious American Heart Association journal Circulation.

Outlook

During the next 12 - 36 months, the Corporation expects to achieve the following corporate milestones:

•	Complete Phase II open-label pilot study in recurrent pericarditis with CardiolRx;

•	Complete Phase II ARCHER trial in acute myocarditis with CardiolRx;

•	Advance development of a subcutaneously administered formulation;

The timelines for reaching these milestones may be adversely impacted by the current COVID-19 pandemic or other factors.

The Corporation expects that the September 30, 2022, working capital of $58,111,833 will be sufficient to fund operations and capital requirements, associated with achieving these corporate milestones, into 2026.

Use of Offering Proceeds

The Corporation may reallocate the net offering proceeds that it obtained from the April 2021 Offering (as defined below) and the November 2021 Offering (as defined below) from time to time depending upon our growth strategy relative to market and other conditions in effect at the time. Until we expend the net offering proceeds, we will hold them in cash and/or invest them in short-term, interest-bearing, investment-grade securities.

A comparison between the projected use of proceeds for the two-year period subsequent to closing the April 2021 Offering, as disclosed in the Corporation’s prospectus dated April 30, 2021 (the “April 2021 Offering”), and spending from May 12, 2021 (offering closing date) to September 30, 2022 is as follows:

Use of Proceeds	Amount	Spent	Remaining
Phase II/III Clinical Trials in Acute Myocarditis	6,500,000	3,534,419	2,965,581
Pre-clinical studies	1,500,000	1,214,338	285,662
Research and Development of Subcutaneous Formulation	4,000,000	452,631	3,547,369

A comparison between the projected use of proceeds for the two-year period subsequent to closing the November 2021 Offering, as disclosed in the Corporation’s prospectus dated November 3, 2021 (the “November 2021 Offering”), and spending from November 5, 2021 (offering closing date) to September 30, 2022 is as follows (figures in the below “Amount” column are translated to CAD from USD at a rate of 1.37):

Use of Proceeds	Amount	Spent	Remaining
LANCER Study	5,475,840	5,421,313	182,675
Phase II Clinical Trials in Acute Myocarditis	4,380,672	-	4,380,672
Subcutaneous Development	3,285,504	-	3,285,504
Development of Additional Orphan Program	4,380,672	191,149	4,106,963
Discovery Research	10,951,680	-	10,951,680

Summary of Quarterly Results

The Corporation’s quarterly information in the table below is prepared in accordance with IFRS.

	Total	Profit or (Loss)		Total
Three Months Ended	Revenue ($)	Total ($)	Per Share(9) ($)	Assets ($)
September 30, 2022(1)	nil	(7,972,047)	(0.13)	68,358,729
June 30, 2022(2)	nil	(6,489,487)	(0.10)	74,264,968
March 31, 2022(3)	nil	(8,954,095)	(0.14)	79,432,326
December 31, 2021(4)	nil	(6,257,462)	(0.11)	87,876,128
September 30, 2021(5)	nil	(9,909,991)	(0.23)	31,731,649
June 30, 2021(6)	78,760	(6,560,943)	(0.16)	36,749,684
March 31, 2021(7)	nil	(8,909,848)	(0.26)	21,097,832
December 31, 2020(8)	nil	(9,666,527)	(0.15)	15,893,181

Note:

1.	Net loss of $7,972,047 included general and administration of $8,130,743 and research and development of $5,089,423. These are partially offset by the gain on foreign exchange of $2,970,896, and change in derivative liability of $1,723,442.

2.	Net loss of $6,489,487 included general and administration of $4,825,039 and research and development of $4,407,182. These are partially offset by the gain on foreign exchange of $1,689,797, and change in derivative liability of $861,600.

3.	Net loss of $8,954,095 included general and administration of $5,940,952 and research and development of $3,847,527. These are partially offset by the gain on the change in derivative liability of $2,132,517.

4.	Net loss of $6,257,462 included general and administration of $9,569,839 and research and development of $3,527,834. These are partially offset by the gain on the change in derivative liability of $4,916,304.

5.	Net loss of $9,909,991 included general and administration of $7,571,515 and research and development of $2,592,094.

6.	Net loss of $6,560,943 included general and administration of $4,430,388 and research and development of $2,071,681.

7.	Net loss of $8,909,848 included general and administration of $6,301,398 and research and development of $2,678,812.

8.	Net loss of $9,666,527 included research and development of $7,240,954 and general and administration of $2,377,762.

9.	Basic and fully diluted.

Discussion of Operations

Nine months ended September 30, 2022, compared to the nine months ended September 30, 2021

For the nine months ended September 30, 2022, the Corporation’s net loss was $23,415,629, compared to a net loss of $25,380,782 for the nine months ended September 30, 2021. The decrease in net loss of $1,965,153 is a result of the following:

•	General and administration expenses increased to $18,896,733 for the nine months ended September 30, 2022, compared to $18,303,301 for the nine months ended September 30, 2021. The increase in the Corporation’s operations during the nine months ended September 30, 2022, was offset by the start-up costs related to the patient in-take in the LANCER trial, as well as the financing on May 12, 2021 that occurred during the nine months ended September 30, 2021.

•	Research and development increased to $13,344,132 for the nine months ended September 30, 2022, compared to $7,342,587 for the nine months ended September 30, 2021. During the nine months ended September 30, 2022, the Corporation incurred increased research and development costs related to basic science, pre-clinical studies, and clinical studies, specifically relating to the Phase II/III COVID-19 trial and the Phase II acute myocarditis trial.

•	The net loss is partially offset by the gain on the change in derivative liability, based on the revaluation as at September 30, 2022 of $4,717,559. There was no derivative liability during the nine months ended September 30, 2021.

•	The net loss is partially offset by a gain on foreign exchange during the nine months ended September 30, 2022 of $3,290,249, compared to a gain on foreign exchange during the nine months ended September 30, 2021 of $15,036. The increase is mainly based on the revaluation of funds held in USD.

Three months ended September 30, 2022, compared to the three months ended September 30, 2021

For the three months ended September 30, 2022, the Corporation’s net loss was $7,972,047, compared to a net loss of $9,909,991 for the three months ended September 30, 2021. The decrease in net loss of $1,937,944 is a result of the following:

•	General and administration expense increased to $8,130,743 for the three months ended September 30, 2022, compared to $7,571,515 for the three months ended September 30, 2021. During the three months ended September 30, 2022, the Corporation’s operations increased due to clinical trials in progress, as well as additional pre-clinical research.

•	Research and development increased to $5,089,423 for the three months ended September 30, 2022, compared to $2,592,094 for the three months ended September 30, 2021. During the three months ended September 30, 2022, the Corporation incurred increased research and development costs related to basic science, pre-clinical studies, and clinical studies, specifically relating to the Phase II/III COVID-19 trial and the Phase II acute myocarditis trial.

•	The net loss for the three months ended September 30, 2022, is partially offset by the gain on the change in derivative liability, based on the revaluation as at September 30, 2022, of $1,723,442. There was no derivative liability during the three months ended September 30, 2021.

•	The net loss for the three months ended September 30, 2022, is partially offset by the gain on foreign exchange, mainly based on the revaluation of funds held in USD. This resulted in a gain during the three months ended September 30, 2022, of $2,970,896. During the three months ended September 30, 2021, the Corporate incurred a gain on foreign exchange of $124,612.

Capital Management

The Corporation manages its capital to ensure sufficient financial flexibility to achieve the ongoing business objectives including research activities, funding of future growth opportunities, and pursuit of acquisitions.

The Corporation monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Corporation may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Corporation considers its capital to be total equity, comprising share capital, warrants, and contributed surplus, less accumulated deficit, which at September 30, 2022 totaled $58,677,122 (December 31, 2021 – $76,238,075).

The Corporation manages capital through its financial and operational forecasting processes. The Corporation reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its research programs and reviewed with the Board of Directors of the Corporation.

The Corporation is not currently subject to any capital requirements imposed by a lending institution or regulatory body. The Corporation expects that its capital resources will be sufficient to discharge its liabilities as of the current statement of financial position date.

Off-Balance Sheet Arrangements

As of the date of this MD&A, the Corporation does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Corporation, including, and without limitation, such considerations as liquidity and capital resources.

Liquidity and Financial Position

At September 30, 2022, Cardiol had $65,532,440 in cash and cash equivalents (December 31, 2021 – $83,899,070).

At September 30, 2022, accounts payable and accrued liabilities were $7,653,273 (December 31, 2021 – $4,859,352). The Corporation’s cash and cash equivalents balances as at September 30, 2022 and December 31, 2021 are sufficient to pay these liabilities.

The Corporation currently has no operating revenues and therefore must utilize its funds from financing transactions to maintain its capacity to meet ongoing operating activities.

As of September 30, 2022, December 31, 2021, and to the date of this MD&A, the cash resources of Cardiol are held with one Canadian chartered bank. The Corporation has no variable interest rate debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short-term and non-interest bearing.

For the 2022 Fiscal Period

Cash and cash equivalents used in operating activities were $18,299,661 for the nine months ended September 30, 2022. Operating activities were affected by a net loss of $23,415,629 and the net change in non-cash working capital balances of $3,809,695, and by other non-cash adjustments of $1,306,273. Non-cash adjustments mainly consisted of $4,065,228 for share-based compensation, $(4,717,559) for change in derivative liability, and $1,355,775 for research and development expenses to be settled through warrant exercise. Non-cash working capital was mainly the result of an increase in accounts payable and accrued liabilities of $2,793,921 and decrease in prepaid expenses of $1,060,722.

Cash and cash equivalents used in investing activities were $26,879 for the nine months ended September 30, 2022 as a result of purchases of property and equipment.

Cash and cash equivalents used in financing activities were $40,090 for the nine months ended September 30, 2022, as a result of lease liability payments.

Use of Working Capital

As of September 30, 2022, Cardiol’s working capital was $58,111,833. Based on current projections, Cardiol believes that this amount is sufficient to fund operations and capital requirements, associated with achieving corporate milestones, into 2026, described in the “Outlook” section above.

The Corporation has material commitments and obligations for cash resources set out below.

Contractual Obligations	Total ($)	Up to 1 year ($)	1 – 3 years ($)	4 – 5 years ($)	After 5 years ($)
Amounts payable and other liabilities	7,653,273	7,653,273	Nil	Nil	Nil
Office lease (1)	178,703	107,222	71,481	Nil	Nil
Consulting agreements	260,387	260,387	-	Nil	Nil
Contract research	1,835,184	1,378,612	456,572	Nil	Nil
Total	9,927,547	9,399,494	528,053	Nil	Nil

Note:

(1)	The Corporation has leased premises from third parties.

Related Party Transactions

a)	The Corporation entered into the following transactions with related parties:

i.	Included in research and development expense is $706,896 and $1,409,428 for the three and nine months ended September 30, 2022 (three and nine months ended September 30, 2021 - $291,844 and $1,072,580) paid to a company, Dalton Chemical Laboratories, Inc. operating as Dalton, that is related to a Director (Peter Pekos). Mr. Pekos is also the CEO of Dalton. As at September 30, 2022, $729,292 (December 31, 2021 - $671,462) was owed to this company and this amount was included in accounts payable and accrued liabilities and $1,500 (December 31, 2021 - $12,402) was paid to this company and was included in prepaid expenses. Cardiol entered into an exclusive master services agreement with Dalton for the exclusive supply of pharmaceutical cannabidiol, and Cardiol has subcontracted the manufacturing of its drug product candidates to Dalton.

b)	Key Management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, including any Directors (executive and non-executive) of the Corporation. Remuneration of Directors and key Management personnel, except as noted in (a) above, was as follows:

	Three months ended September 30, 2022 ($)	Three months ended September 30, 2021 ($)	Nine months ended September 30, 2022 ($)	Nine months ended September 30, 2021 ($)
Salaries and benefits	497,017	559,845	1,866,635	1,995,733
Share-based payments	1,225,099	358,126	2,072,878	811,774
	1,722,116	917,971	3,939,513	2,807,507

As at September 30, 2022, $125,775 (December 31, 2021 - $46,488) was owed to key Management personnel and this amount was included in accounts payable and accrued liabilities.

Critical Accounting Judgments, Estimates, and Assumptions

The preparation of the Financial Statements requires Management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The Financial Statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future that Management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	The inputs used in the Black-Scholes valuation model that were based on unobservable assumptions when the Corporation was private at the time of issuance of the equity instruments (share price and volatility) in accounting for share-based payment transactions;

•	The valuation of the derivative liability;

•	The estimate of the percentage of completion of certain research and development agreements;

•	The valuation of the income tax non-current asset would increase if there was virtual certainty that the tax benefit of net operating losses could be applied to future periods’ taxable income; and

•	Intangible assets are comprised of the exclusive global license. Intangible assets are initially stated at cost, less accumulated amortization and accumulated impairment losses. Intangible assets with finite useful lives are amortized over their estimated useful lives. The exclusive global license’s useful life is nine years.

Critical accounting judgments

•	Management applied judgment in determining the functional currency of the Corporation as Canadian dollars;

•	Management applied judgment in determining the Corporation’s ability to continue as a going concern. The Corporation has incurred significant losses since inception. Management determined that a material going concern uncertainty does not exist due to the sufficient working capital to support their planned expenditure levels. Future financing may come from product sales, licensing arrangements, research and commercial development partnerships, government grants, and/or corporate finance arrangements;

•	Management’s assessment that no impairment exists for intangible assets, based on the facts and circumstances that existed during the period; and

•	Management’s assessment of the impact the coronavirus (COVID-19) pandemic will have on operations.

Share Capital

Other than as described below, as of the date of this MD&A, there are no equity or voting securities of the Corporation outstanding, and no securities convertible into, or exercisable or exchangeable for, voting or equity securities of the Corporation.

As of the date of this MD&A, the outstanding capital of the Corporation includes 63,702,982 issued and outstanding common shares, of which 25,000 common shares are subject to vesting on March 29, 2023; 1,020,000 Meros Special Warrants convertible automatically into common shares (upon the Corporation achieving the Meros Milestone) for no additional consideration pursuant to the Meros License Agreement; 400,000 common shares issuable to Dalton if Dalton meets certain performance objectives, and stock options, warrants, performance share units and restricted share units as shown below:

Warrants

	Exercise		Warrants
Expiry date	price ($)		outstanding
May 12, 2024	4.60		3,453,178
November 5, 2024	3.75	(1)	8,175,000
Total			11,628,178

(1)	Exercise price denoted in USD.

Stock Options

	Exercise	Options	Options
Expiry date	price ($)	outstanding	exercisable
February 8, 2023	4.56	300,976	300,976
February 18, 2023	4.80	340,000	340,000
February 22, 2023	4.46	130,000	130,000
February 23, 2025	3.54	20,000	20,000
August 19, 2025	2.12	100,000	66,667
August 30, 2025	5.00	110,000	110,000
April 1, 2026	5.77	60,000	60,000
December 8, 2026	3.59	325,000	-
January 11, 2027	2.18	220,000	-
March 14, 2027	2.07	60,000	-
May 12, 2027	1.46	115,000	-
September 12, 2027	1.61	207,500	-
Total		1,988,476	1,027,643

Performance Share Units

The Corporation has 600,000 outstanding performance share units (“PSUs”) requiring the completion of certain performance criteria specific to each grant.

Restricted Share Units

The Corporation has 2,524,093 outstanding RSUs subject to vesting conditions specific to each grant. Of the outstanding RSUs, 1,458,424 have fully vested as of the date of this MD&A.

Financial Instruments

Recognition

The Corporation recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Corporation has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled, or has expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. A write-off occurs when the Corporation has no reasonable expectations of recovering the contractual cash flows on a financial asset.

Classification and Measurement

The Corporation determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

•	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and,

•	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

•	amortized cost;

•	FVTPL, if the Corporation has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or,

•	FVTOCI, when the change in fair value is attributable to changes in the Corporation’s credit risk.

The Corporation reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as subsequently measured at amortized cost are included in the fair value of the instrument on initial recognition. Transaction costs for financial assets and financial liabilities classified at fair value through profit or loss are expensed in profit or loss.

The Corporation’s financial asset consists of cash and cash equivalents and accounts receivable, which are classified and measured at amortized cost. The Corporation’s financial liabilities consist of accounts payable and accrued liabilities, and lease liability, which are classified and measured at amortized cost, and derivative liabilities which are classified and measured at FVTPL.

Fair Value

The Corporation provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

•	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2:	inputs other than quotes prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation’s derivative liabilities are measured at fair value Level 3. No other financial instruments are measured at fair value.

Financial Instrument Risks

The Corporation’s activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate and foreign currency risk). These financial risks are in addition to the risks set out under “Risk Factors”.

Risk management is carried out by the Corporation’s Management team under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

There were no changes to credit risk, liquidity risk, or market risk for the 2022 Fiscal Period.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Corporation’s financial instruments that are exposed to concentrations of credit risk relate primarily to cash and cash equivalents and accounts receivable.

The Corporation mitigates its risk by maintaining its funds with large reputable financial institutions, from which Management believes the risk of loss to be minimal. Interest receivable relates to guaranteed investment certificates and cash balances held with large reputable financial institutions as well as receivables. The Corporation’s Management considers that all the above financial assets are of good credit quality.

Liquidity risk

Liquidity risk is the risk that the Corporation encounters difficulty in meeting its obligations associated with financial liabilities. Liquidity risk includes the risk that, as a result of operational liquidity requirements, the Corporation will not have sufficient funds to settle a transaction on the due date; will be forced to sell financial assets at a value which is less than what they are worth; or may be unable to settle or recover a financial asset. Liquidity risk arises from accounts payable and accrued liabilities and commitments. The Corporation limits its exposure to this risk by closely monitoring its cash flow.

Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates and foreign exchange rates.

(a)	Interest rate risk

The Corporation currently does not have any short-term or long-term debt that is variable interest bearing and, as such, the Corporation’s current exposure to interest rate risk is minimal.

(b)	Foreign currency risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the foreign exchange rates. The Corporation enters into foreign currency purchase transactions and has assets that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Corporation does not currently use derivative instruments to reduce its exposure to foreign currency risk.

The Corporation holds balances in U.S. dollars which could give rise to exposure to foreign exchange risk. Sensitivity to a plus or minus 10% change in the foreign exchange rate of the U.S. dollar against the Canadian dollar would affect the reported loss and comprehensive loss by approximately $4,796,000 (December 31, 2021 - $5,875,000).

Commitments and Contingency

(i)  The Corporation has leased premises from third parties. The minimum committed lease payments as at September 30, 2022, which include the lease liability payments, are as follows:

Fiscal year
2022	26,805
2023	107,222
2024	44,676
Total	$178,703

(ii)  The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

Fiscal year
2022	260,387

(iii)   Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for contract research services for 2022 at a cost of approximately $1,378,612, and 2023 at a cost of approximately $456,572.

Breakdown of Expensed Research and Development

	Three months ended September 30, 2022 ($)	Three months ended September 30, 2021 ($)	Nine months ended September 30, 2022 ($)	Nine months ended September 30, 2021 ($)
Contract research	4,423,368	2,056,429	11,563,771	5,913,188
Wages	365,905	133,745	940,965	594,365
Supplies	-	56,660	17,041	104,913
Regulatory	108,056	166,168	367,077	309,601
Share-based compensation	192,094	179,092	455,278	420,520
	5,089,423	2,592,094	13,344,132	7,342,587

Breakdown of Intangible Assets

	As at September 30, 2022 ($)	As at December 31, 2021 ($)
Exclusive global license agreement	767,228	767,228
Accumulated amortization	(451,315)	(387,982)
Carrying value	315,913	379,246

Internal Controls Over Financial Reporting

In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, Management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”). Management has designed DCP and ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), with the objective of providing reasonable assurance that the Corporation’s financial reports and information, including the Corporation’s Financial Statements and MD&A were prepared in accordance with IFRS.

The CEO and CFO have concluded that the design of DCP and ICFR were adequate to provide such assurance as at September 30, 2022.

Limitations of Controls and Procedures

The Corporation’s Management, including the CEO and CFO, believes that any DCP or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Risk Factors

An investment in the securities of the Corporation is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume these risks. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Corporation and its financial position. Please refer to the section entitled “Risk Factors” in the Corporation’s MD&A for the financial year ended December 31, 2021 (available on SEDAR at www.sedar.com and EDGAR at www.sec.gov).